INVEST IN **SEVEN ACRE DAIRY COMPANY**

Restore a historic Wisconsin cheese factory, with dining, dairy, lodging & more!



sevenacredairyco.com Paoli WI

Main Street | Food | Community | Coffee | Eating and Drinking

LEAD INVESTOR



Kyle LaFond Founder/President of American Provenance

Seven Acre Dairy represents the very best of Wisconsin. The project highlights the heritage of the Dairy State and brings the past to life. I've decided to invest in Seven Acre Dairy because I share Nic & Danika's passion for history and the desire to preserve and enhance remnants of the past. This project will allow countless visitors to reimagine the story of Paoli while at the same time helping the community flourish in a new era. Seven Acre Dairy will serve as a model for other communities to follow. I'm confident that eco and agro tourism can bring small or overlooked municipalities back to life. This project will one day be viewed as the starting point of Wisconsin's rural renaissance.

Invested $2,500 this round

Highlights

1. 📚 🏢 Preserve an irreplaceable piece of Wisconsin dairy history
2. 🍦 🧈 Create a new local, premium dairy brand focused on improving the lives of dairy farmers
3. Build an unforgettable community-driven experience to share with your friends and family
4. 💵 $9.5M in funding committed to date. Help us raise the last $500K to get to our $10M goal!
5. 💯 Founders with 100+ years experience in food and bev + award-winning concepts under their belts

5. 💯 Founders with 100+ years experience in food and bev + award-winning concepts under their belts

Our Team



Nic Mink Chief Restoration Officer and Proprietor

B.A. and PhD from University of Wisconsin, with expertise in building institutions that improve our food systems and creating food brands that people love. Co-Founder of Indy Food Council and Sitka Salmon Shares. Instructor at Knox College.

The building that is becoming Seven Acre Dairy Company was a dairy factory that operated between 1888 and

1980, closing because of the consolidation of the industry. We were inspired by the building's importance to the community and wanted to bring it back to life in a way that preserved its history and celebrated Wisconsin's dairy heritage.



Danika Laine Proprietor

10+ Years of marketing & communications expertise, with a focus on creative storytelling, advocacy, and environmental stewardship.



Scott Forester Chief Financial Officer

Decades of CFO experience with entrepreneurial companies including 2 in food and 1 in hospitality. Founder of ThinkForward CFO.



Caleb France Chief Hospitality Officer

Opened and operated more than a dozen award-winning hospitality concepts in the Midwest, including Cerulean in Winona Lake, Indiana; Field Brewing in Westfield, Indiana; and The Landing in Fort Wayne, Indiana



Anna Thomas Bates Chief Dairy Officer

Co-owner of Landmark Creamery, with a focus on sales and product development. Also, freelance food writer and former project manager.



Anna Landmark Chief Dairy Officer

Co-owner of Landmark Creamery and head cheesemaker. Product development and quality assurance officer.



Andy Ziegler Managing Director

Chief Operating Officer and owner of Athens Brands wholesale and Athens Grill restaurant in Madison, WI.



Marisha Gonzalez General Manager

B.S. in Hotel, Restaurant and Institution Management from Iowa State University. 10+ years in hotel operations and sales throughout the US and 5 years in corporate meeting planning with a focus on operations, forecasting and customer service.

Your new favorite Wisconsin destination!

Take your mom, load up the kids, bring your family visiting from out of town, or invite that job candidate considering a move to Wisconsin... Seven Acre Dairy Company offers a delicious taste of the best Wisconsin has to offer!




SEVEN ACRE DAIRY CO.

THE SCOOP

We're transforming a historic cheese factory into your new favorite place for a weekend or day trip. Seven Acre Dairy Company, located in Paoli, Wisconsin, will feature butter and ice cream made on site, TWO restaurants, a working micro-dairy open to public viewing, an 8-room boutique hotel, walking trails along the Sugar River, and a few more surprises along the way.

We anticipate that this one-of-a-kind dairy destination will be open fall of 2022. **Sign up today** for news about the grand opening.



THE (NOT SO) LITTLE CHEESE FACTORY THAT COULD

In 1888, a group of dairy farmers in Paoli, Wisconsin, banded together to build their community a cheese factory on the banks of the Sugar River. For more than a century, the factory produced butter, cheese, and milk for diary-loving Midwesterners.

The consolidation of the dairy industry and the farm crisis was the death knell for the factory. After nearly 100 years in continuous operation, the factory closed its doors in 1980.

In 2021, a group of local entrepreneurs--including Nic Mink (Co-founder & former CEO of Sitka Salmon Shares) and Anna Landmark & Anna Thomas Bates (Landmark Creamery)--committed themselves to preserving this irreplaceable

(Landmark Creamery) committed themselves to preserving this irreplaceable piece of Wisconsin history.

Our (not so) little cheese factory soon received approval for a listing on the National and State Registers of Historic Places. And, Seven Acre Dairy Company was born.


Seven Acre
Dairy Company

OUR CONCEPT AT SEVEN ACRE: THE DETAILS

Led by our award-winning food and beverage entrepreneurs, the redevelopment intends to restore our historic factory to create “Seven Acre Dairy Company,” a destination hospitality experience. Once the restoration and redevelopment is complete, the property will consist of:

- 8,500+ square feet of lodging for a luxury boutique hotel, with 8 units furnished with original and distinctive amenities, including meeting space for small conferences, board meetings, and private parties.
- 10,500+ square feet of commercial space, offering one-of-a-kind amenities at the property, featuring a retail area, 2 restaurants with indoor and outdoor seating, a bar, and a butter and ice cream production facility, where we will make product for Seven Acre.
- A fully-restored oak savanna and prairie, with hiking trails, a boat landing, and enhanced natural and recreational amenities that will include outdoor event space.


SEVEN ACRE
PAOLI
QUALITY GUARANTEED


WIS.

BUILDING A NEW DAIRY BRAND

The "Seven Acre Dairy Company" Dairy Brand will provide consumers a better-for-the-planet, better-for-farmers product that will only be available on site at the Seven Acre Dairy Company.

The key elements of our brand will be:

- **Hyper-local.** Our milk will be supplied from small family farms that are our neighbors and our products will only be available on site at Seven Acre, both retail and at our two food outlets.
- **Support for farmers.** Our customers will support the company because they know that the dairy farmers we work with will receive material financial and social benefits from selling their milk to Seven Acre.
- **Family Fun.** Sharing an ice cream cone or chocolate shake has been a staple in American life for generations. Our brand will focus on how we can build family fun into all we do.

The two core product forms we'll focus on are soft serve ice cream and butter.

- **Soft Serve Ice Cream.** The milk from our soft serve ice cream will come from our next-door neighbors, the Sarbacker Family Farm.
- **Butter.** Our artisanal butter will highlight farmstead and artisanal production practices, with concentrating on probiotic and cultured butters.


FUTURE HOME OF
SEVEN ACRE
DAIRY COMPANY

JOIN US! WE'RE ON A (BUTTERED) ROLL...

The total cost to preserve and restore this irreplaceable piece of Wisconsin history is about $10,000,000. The Company has now raised $9.5M of these funds, through a combination of public and private financing sources.

We are now seeking the last $500,000 in investment from community members like you who want to celebrate Wisconsin's heritage AND see this building restored and returned into use as a center of community and commerce for the region.

You can join with others today to invest via the WeFunder platform, which is an innovative platform that allows people to invest in businesses in the community.

(If you've got dairy puns to share too, that's all the butter.)